SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 17, 2004 Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES REDEMPTION OF SERIES A 8.45% CANADIAN
ORIGINATED PREFERRED SECURITIES

Calgary, Alberta, December 16, 2004 - Shaw Communications Inc. (TSX: SJR.NV.B, NYSE: SJR) announced today that it has given notice of its intention to redeem all of its outstanding Series A US$142.5 million 8.45% Canadian Originated Preferred Securities (“Series A Preferred Securities”), which are listed on the New York Stock Exchange under the symbol SJR PrA. The CUSIP number of the Series A Preferred Securities is 82028K606.

The redemption date will be February 1, 2005. The redemption price of US$25.00 per Series A Preferred Security plus accrued and unpaid interest will be paid on February 1, 2005. The distribution of US$0.528125 per Series A Preferred Security due on December 31, 2004 will be paid in the normal manner on that date to security holders of record at the close of business on December 15, 2004.

Questions about the redemption process can be directed to the trustee, Bank of New York, at 1-800-438-5473.

This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges. (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For further information, please contact:

Steve Wilson
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

NEWS RELEASE

REDEMPTION OF SERIES A 8.45% CANADIAN
ORIGINATED PREFERRED SECURITIES

Calgary, Alberta, December 16, 2004 - Shaw Communications Inc. (“Shaw”) (TSX: SJR.NV.B, NYSE: SJR) announced earlier today that it has given notice of its intention to redeem all of its outstanding Series A US$142.5 million 8.45% Canadian Originated Preferred Securities (“Series A Preferred Securities”), which are listed on the New York Stock Exchange under the symbol SJR PrA.

Shaw believes that the redemption of Series A Preferred Securities is prudent given the current interest and foreign exchange rate environments. The redemption results in a potential estimated economic benefit in excess of $25 million. This represents the foreign exchange benefit realized on the redemption of the unhedged par value of the Series A Preferred Securities, combined with the present value of the potential carrying charge savings over a ten-year term, net of breakage costs of $12.2 million. The breakage costs are in respect of a cross currency swap relating to certain Series A Preferred Security distributions.

The redemption is being financed using Shaw’s existing revolving bank facility which matures in April, 2009. “We expect to have ample capacity and flexibility within our bank credit facilities to redeem the Series A Preferred Securities and to fund the maturity of the $275 million 7.05% Notes due on April 11, 2005” said Steve Wilson, CFO of Shaw. “We continue to review other potential longer-term financing options and have not finalized any decision related to Shaw’s other Canadian Originated Preferred Securities.”

This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges. (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For further information, please contact:

Steve Wilson
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500